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                             November 24, 2021

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp.
       c/o Cormorant Asset Management, LP
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 29,
2021
                                                            File No. 001-39630

       Dear Ms. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Interests of Certain Persons in the Business Combination, page 33

   1. We note that the initial shareholders agreed to waive their redemption rights. Please describe any
consideration provided in exchange for this agreement.
   2. We note that the Board of Directors considered the potential conflicting interests of
                                                        Helix's Sponsor,
directors, and officers when evaluating the Business Combination. Please clarify how the board
considered those conflicts in negotiating and recommending the business combination.
 Bihua Chen
FirstName LastNameBihua   Chen
Helix Acquisition Corp.
Comapany 24,
November  NameHelix
              2021 Acquisition Corp.
November
Page 2    24, 2021 Page 2
FirstName LastName
Risk Factors Related to Helix and the Business Combination
Directors and officers of Helix have potential conflicts of interest in recommending that Helix's shareholders vote in favor of approval, page 76

3. Please highlight the risk that the sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate given how much the sponsor stands to benefit from the completion of a business combination.
The Business Combination Proposal, page 110

4. We note that your disclosure of the Post-Business Combination Ownership Structure on
         page 112 assumes two redemption scenarios. Please revise to include a sensitivity analysis with a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Background of the Business Combination
Negotiations with MoonLake, page 132

7. With reference to the disclosure on page 132, please revise to discuss who introduced you to MoonLake and the individuals and parties who were involved in the initial communications and negotiations.
8. We note your disclosure on page 132 that you conducted preliminary due diligence on, and held discussions with, 58 companies and only executed one letter of intent, which was with MoonLake. Please revise to disclose whether you entered into any confidentiality agreements with any potential target companies other than MoonLake, and if so, how many and the Board's reasons for terminating discussions with such companies.
9. Please revise your disclosure in this section to further describe the basis for the Helix
         Board's belief that MoonLake had the ability to generate $1 billion in revenue per year within five to seven years given the inherent uncertainty of drug development. Please remove any reference to the ability to "de-risk" as such reference implies that it is possible to mitigate the risk associated with drug development and describe why the Board valued
 Bihua Chen
FirstName LastNameBihua   Chen
Helix Acquisition Corp.
Comapany 24,
November  NameHelix
              2021 Acquisition Corp.
November
Page 3    24, 2021 Page 3
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         comparisons to bimekizumab which has yet to be approved for commercialization.
10. We note your disclosure that Helix sent an initial draft letter of intent to MoonLake in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter- proposals made during the course of negotiations, with respect to the material terms of the merger, particularly as it relates to the valuation of
         MoonLake. Please be sure to indicate which party first presented a valuation figure and discuss each counterproposal so that investors can understand how this term was negotiated and whether the valuation moved materially during this period. Discuss the basis or bases presented in support of each valuation proposed and what factors the Helix
         Board considered that led to an increase in the valuation of $10 million.
11. Please clarify whether the financial models MoonLake provided Helix management on
         June 4, 2021 are materially the same as the MoonLake Forecasts discussed on page 144. If they are materially different, please tell us how they are different, what changes were made and why such changes were made.
MoonLake Valuation Analyses, page 140

12. With respect to the analyses where SVB Leerink selected certain companies for purposes of comparison, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded. Certain Projected Financial Information, page 144

13. We note your disclosure that MoonLake provided its internally derived estimated risk-
         adjusted net revenues and unlevered free cash flow for the years ending December 31,
         2021 through 2040 to Helix in the second quarter of 2021 for use as a component of its overall evaluation of MoonLake and to SVB Leerink, which was authorized and directed by Helix to use and rely upon such information for purposes of providing advice to the
         Helix Board. We have the following comments regarding these forecasts:

                Describe the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Clearly identify the risk adjustments in arriving at risk-adjusted revenue.
                Disclose the material assumptions and estimates underlying the forecasts, including
              MoonLake's revenue growth rates, operating costs, product pricing, gross margins, etc. and the limitations of the forecasts. Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness.
                We note your disclosure that MoonLake provided the risk-adjusted net revenues and unlevered free cash flow information to Helix in the second quarter of 2021 in connection with its overall evaluation of MoonLake and to SVB Leerink, among other things. Please tell us what other information was provided to Helix and SVB
              Leerink at that time. If the other information provided included additional projected
 Bihua Chen
FirstName LastNameBihua   Chen
Helix Acquisition Corp.
Comapany 24,
November  NameHelix
              2021 Acquisition Corp.
November
Page 4    24, 2021 Page 4
FirstName LastName
              financial information, please disclose those projections or tell us why they are not material to investors.
                Explain how you arrived at the probability of regulatory approval and the nature of such adjustment and whether you applied the same regulatory success rates for each of the pre-commercialization products, and if so, why.
                Explain whether management prepared multiple forecast scenarios, and if so, whether the one presented in the document represents the average of the scenarios or the most likely scenario. Explain how you weighted the various scenarios.
                Explain how management and the Board relied upon the forecasts and how they determined that they are reasonable, particularly in light of the length of the forecasts and since MoonLake is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.
                Explain to us the extent that you have considered providing separate forecasted financial information for each product candidate based on its stage of development.
                Please quantify the adjustments that Helix management made to the unlevered free cash flow forecasts provided by MoonLake management and the reasons for the adjustments. Disclose projected operating and other expenses in addition to presenting an estimated net income (loss) amount.
                Disclose the date you assume SLK will be granted regulatory approval for each indication for each significant market reflected in the forecast.
                Revise to more clearly define for the reader the use of gross-to-net and proportion of days of treatment in estimating annual revenue per patient and how management arrived at 33% and 90%, respectively.
Business of MoonLake, page 181

14. You make several assertions regarding the safety and efficacy of your product candidates. Safety and efficacy determinations are solely within the authority of the FDA
         (or applicable foreign regulator) and are assessed throughout all clinical trial phases. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. Please revise or remove these and similar statements/inferences throughout your prospectus:

                Our novel tri-specific Nanobody, sonelokimab (   SLK   , also
known as M1095/ALX
              0761) is an IL-17A and IL-17F inhibitor that has clinically demonstrated potential to drive disease modification in dermatology and rheumatology patients.
                Specifically, dosages up to 120 mg showed rapid and significant clinical benefit compared with placebo.
                In addition to these features, we believe that the strong clinical results achieved to date uniquely position SLK for success.
                SLK showed notable therapeutic activity and a promising safety profile.
                We believe SLK has already demonstrated a leading therapeutic advantage in
 Bihua Chen
FirstName LastNameBihua   Chen
Helix Acquisition Corp.
Comapany 24,
November  NameHelix
              2021 Acquisition Corp.
November
Page 5    24, 2021 Page 5
FirstName LastName
              psoriasis as compared to the current standard of care provided by IL-17A inhibitors.
                SLK demonstrates potential in major inflammatory diseases driven by IL-17A and
              IL-17F, and clinical trials to date show high response levels (PASI90 and PASI100 scores (Figure 4)) in psoriasis, with a favorable benefit-safety profile.
                We believe this data describes a benefit-risk profile that is likely to be advantageous to the current standard of care and bimekizumab.
                Since inflammation in r-axSpA also impacts deep joint tissues, we believe SLK has the potential to demonstrate significant efficacy when compared to other therapies, considering the intrinsic characteristics of the Nanobody.
                Considering its aforementioned benefit-safety profile and the potential for tissue penetration, we believe SLK could differentiate by elevating the treatment goals to
              HiSCR75 and beyond, significantly bettering the current standard of care, as well as other similar drugs targeting its mechanism of action.
                SLK has demonstrated in a Phase 2 study safety and efficacy in psoriasis.

         Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of granting marketing approval, including comparisons to the current standard of care. In your revised disclosure, please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials.
15. We note your statement that you "are positioned to accelerate the clinical development of
         SLK." Please revise this disclosure and any similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Our Solution: The Tri-Specific Nanobody Sonelokimab (SLK), page 183

16.      We note your disclosure on page 185 stating that "SLK   s Phase 2
clinical trial data in
         psoriasis indicated that IL-17A/F inhibition provided by SLK is potentially associated with a safety profile that is consistent with current IL-17A inhibitors and is more favorable than bimekizumab, the other IL-17A/F product in development." If you have not conducted actual head-to-head trials, please revise your disclosure here and elsewhere to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide additional information regarding these trials that would help an investor make a meaningful comparison (e.g., number of subjects, trial design, statistical significance, etc.).
Background opportunity in inflammatory diseases, page 186

17. Please disclose your basis or a source for the following statementsmade in this section, including the methodology and any material assumptions and limitations underlying the estimates:
 Bihua Chen
FirstName LastNameBihua   Chen
Helix Acquisition Corp.
Comapany 24,
November  NameHelix
              2021 Acquisition Corp.
November
Page 6    24, 2021 Page 6
FirstName LastName
                "[The Psoriasis] market is projected to grow to over $25 billion by 2029."
                " The global PsA therapeutics market was valued at $7.9 billion in 2019 and is expected to grow to approximately $10 billion by 2029."
                "The global r-axSpA market was valued at around $4 billion in 2019 and is expected to grow to closer to $5 billion in 2029"
                "The global HS market was estimated to be approximately $1.0 billion in 2019 and is expected to grow to over $3.0 billion by 2029"
Our Pipeline, page 188

18. Please revise to explain what you mean by SLK for the treatment of psoriasis is "Phase 3-
         ready." Please also shorten the lines in your pipeline table for all four indications since you have yet to initiate Phase 3 trials for psoriasis or Phase 2 trials for PsA, axSpA, and
         HS.
Clinical Development of SLK, page 189

19. We note your disclosure regarding certain clinical trials in this section. Please expand your disclosure to discuss specific trial results for your product candidate on which you intend to rely, including the duration of the trial, the number of subjects or patients in such trials, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced, the primary and secondary endpoints and whether they were met. Also, please be sure to identify the year or years when referenced trials were conducted or commenced.
MoonLake Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 214

20.      We note on page F-31 that MoonLake's Report of Independent Registered
Public
         Accounting Firm includes an explanatory paragraph regarding MoonLake's ability to continue as a going concern. Please revise this section, the risk factors and the
         Summary to address these going concern issues.
Helix Acquisition Corp.
Condensed Statements of Operations, page F-3

21. For the three months ended June 30, 2021, please revise here and on page F-11 the Basic and Diluted net loss per share, Non-Redeemable Ordinary Shares to present a loss using parentheticals, such as ($0.05).
22. Revise to update your financial statements for the period ended September 30, 2021, and clearly disclose the recent restatement.
 Bihua Chen
Helix Acquisition Corp.
November 24, 2021
Page 7
MoonLake Immunotherapeutics AG
Statement of Operations, page F-33

23. Consistent with above, please revise your presentation of the Basic and Diluted net loss per common share to present a loss using parentheticals, such as ($47.80).
Notes to the Financial Statements
Note 13. Subsequent Events
Share-based compensation plan, page F-46

24. Please clarify if your BOD granted common shares or granted options to acquire common shares under the share based compensation plan. In addition, disclose the price per share these share-based awards were valued. If options to acquire common shares were granted, disclose the vesting requirements if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Ada D. Sarmento at 202-551-3798 with any other questions.



FirstName LastNameBihua Chen                                  Sincerely,
Comapany NameHelix Acquisition Corp.
                                                              Division of
Corporation Finance
November 24, 2021 Page 7                                      Office of Life
Sciences
FirstName LastName